August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 512-4502

Mr. Harold McGraw III
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020-1095

Re: The McGraw-Hill Companies
Schedule 14A
Filed March 20, 2007
File No. 001-01023

Dear Mr. McGraw:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Committees of the Board of Directors, page 15

1. Please revise the fifth-to-last bullet on page 15 to describe the material elements
    of the procedures, as set forth in the bylaws, by which shareholders may submit
    director nominees for consideration by the board.   Refer to Item 407(c)(2)(ii) of
    Regulation S-K.

Process and Procedures for Determining Executive Compensation, page 17

2. Please expand your discussion of the functions performed by your compensation
    consultant to address the nature and scope of the consultant's assignment,
    including its role in determining and recommending compensation, and any other
    material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of
    Regulation S-K.

Transactions with Related Persons, page 22

3. We note your definition of the term "related persons" Please revise your
    definition to include security holders covered by Item 403(a) of Regulation S-K.
    Refer to Instruction 1.b.i. of Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 24

4. Please provide an expanded analysis of the elements and levels of compensation
    paid to the named executive officers. Throughout your Compensation Discussion
    and Analysis, and as to each compensation element, analyze how you arrived at
    and why you paid each particular level and form of compensation for 2006. For
    example, we note limited analysis on page 28 of how your stock option awards
    were determined. In this regard, although your disclosure provides some general
    information relating to this form of compensation, please provide substantive
    analysis and insight into how the committee makes actual payout determinations.
    Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please
    revise your Compensation Discussion and Analysis such that investors are
    provided with an understanding of the specific factors considered by the
    committee in ultimately approving particular pieces of each named executive
    officer's compensation package and describe the reasons why the committee
    believes that the amounts paid to each named executive officer are appropriate in
    light of the various items it considered in making specific compensation
    decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. Your disclosure suggests that different elements of compensation (such as base
    salary and incentive compensation) are significantly impacted by individual
    performance. Please provide additional detail and an analysis of how individual
    performance contributed to actual 2006 compensation for the named executive

officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Elements and Key Design Aspects, page 25

6. You have indicated that your compensation levels are based on a survey of market data "from various third-party survey sources." Please identify the specific benchmark companies for each named executive officer. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

7. Please disclose the proper names of the various incentive plans and performance programs discussed. Including this disclosure at the beginning of your Compensation Discussion and Analysis may make it easier to understand your subsequent disclosure in which the proper names of the plans and programs frequently appear.

Annual Incentives, page 26

8. We note your reference to "target pools" in the first paragraph of this section. Please clarify how the merit increase budget is divided between the incentive pools.

9. Your disclosure in the first paragraph indicates that in certain circumstances executives may exceed "100% of the pool dollars." Please revise your disclosure to explain how the company funds incentive payments that exceed 100% of pool dollars.

10. In the third paragraph of this section, you state that your 2006 diluted earnings per share "were adjusted for incentive compensation purposes." Please explain how and why this adjustment was made. In addition, please disclose the effect of this re-definition on each element of compensation linked to this metric (i.e., did it cause more executives to qualify for bonuses, and therefore increase the amounts paid by the company in incentive compensation?). As an additional matter, please discuss whether the earnings per share definition will be, or has been, redefined again in 2007.

11. We note the second-to-last sentence of this section. Please more fully address the discretion exercised by the CEO and the compensation committee with respect to the annual incentive program and other elements of the executive compensation program. For instance, when the company fails to meet earnings per share growth targets may the Committee, in its discretion, still choose to award equity or bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the CEO and Compensation Committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Restricted Performance Shares, page 27

12. We note your disclosure in the first paragraph of this section. Please disclose the partial vesting scale for earnings growth between 5% and 10%. Further, if earnings lag below 5% per year are shares awarded necessarily forfeited or is forfeiture at the Committee's discretion. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Stock Options, page 28

13. We note the factors considered in your selection of the grant date on page 28. We also note from your Grants of Plan Based Awards Table that you granted certain options in March 2006. Please describe the circumstances under which options may be granted on a grant date other than the first business day of April. In addition, please disclose whether equity may be granted at times when the board or committee is in possession of material non-public information. Refer to Section II.A of Commission Release 33-8732A.

14. We note your disclosure regarding restoration stock options at the bottom of page 34. It is unclear whether the restoration stock options are still available to holders of options that were outstanding prior to your termination of the RSO feature (i.e., does the termination apply only to new options grants?). If the RSO feature will continue to be available to holders of options outstanding as of the end of March, 2006, please add disclosure in the third-to-last paragraph on page 28 to disclose, as indicated in the Grants of Plan-Based Awards Table, that restoration stock options will not necessarily be granted on the same schedule as the other stock options granted by the company.

Equity Ownership, page 29

15. You disclose that "typical stock ownership guidelines" recommend that executives own stocks valued between two and five times base salary. Please provide the basis for this statement.

Retirement and Other Post-Employment Benefits, page 30

16. Please revise to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. Refer to Item 402(j)(3) of Regulation S-K.

Summary Compensation Table, page 32

17. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. McGraw differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Grant of Plan-Based Awards Table, page 33

18. In the column marked "All Other Option Awards: Number of Securities Underlying Options" you have identified by footnote the restoration stock options issued by the company. Please footnote and provide additional disclosure regarding the issuance of the other options listed in that column. Refer to Instruction 1 to Item 402(d) of Regulation S-K.

19. Please add footnotes disclosure to confirm that the grant date fair value was calculated in accordance with FAS 123R. Refer to Item 402(d)(2)(viii) of Regulation S-K.

20. Your discussion on page 27 suggests that long-term incentive payments target 10% earnings growth and contemplate higher awards for earnings growth up to 15%. Your disclosure also indicates that the threshold for incentive awards is 5% earning growth. Please revise footnote (a) to reflect this threshold.

All Other Compensation Column, page 35

21. We note that you have aggregated the contributions made by the Company to various savings and retirement plans on behalf of each named executive officer. To the extent these contributions exceed $25,000 or 10% of the total amounts of perquisites and personal benefits, please separately itemize the contributions to each plan on behalf of each participant. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Pension Benefits Table, page 39

22. Please add a footnote explaining the calculation in the column entitled "Present Value of Accumulated Benefit." Refer to Item 402(h)(2)(iv) of Regulation S-K.

Nonqualified Deferred Compensation Table, page 42

23. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table and amounts reported in "Aggregate Balance at Last Fiscal Year End" previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Potential Payments Upon Termination or Change-in-Control, page 43

24. We note the provision in your Senior Executive Severance Plan by which a change of control is deemed to have occurred if a majority of the members of the board on January 28, 1987, or their appointees, no longer make up a majority of the board. Please provide an expanded discussion of the significance of this provision.

25. Please discuss the rationale for providing a single trigger for payments or vesting, as applicable, under the Key Executive Short-Term Incentive Plan, the long-term incentive based awards (restricted performance shares and stock options), and deferred compensation plans. Refer to Item 402(b)(2)(xi) of Regulation S-K.

26. Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please discuss in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

Restricted Performance Shares, page 45

27. We note the third-to-last sentence in the first paragraph of this section. Please revise to more fully discuss the formula which links the payments trigged by termination other than for cause to the number of months the executive has been employed by the company. Further, please revise footnote (b) to the table entitled "Termination of Employment" to explain the operation of the formula.

Director Compensation, page 48

28. Please add disclosure, where appropriate, to describe the company's gift matching program.

29. Please add a footnote to the table to confirm, if true, that the dollar amounts under the heading "Stock Awards" reflect the amount recognized for financial restatement reporting purposes in accordance with FAS 123R. In addition, please disclose by footnote the grant date fair value for each stock award in accordance with FAS 123R. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

30. Please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Director's Retirement Plan, page 49

31. Please revise to clarify the committee fees to which directors are entitled for each year of board service. In addition, please disclose how many board members are covered by this plan which, as disclosed, was amended in 1996 to limit eligibility and benefits.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor